UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Golden Telecom, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

38122G107

(CUSIP Number)

May 29, 2007

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38122G107	13G

1.	NAMES OF REPORTING PERSONS Inure Enterprises Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,193,219
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 3,193,219
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,193,219
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%(1)
12.	TYPE OF REPORTING PERSON CO

(1) Based upon 39,915,234 shares outstanding as of May 28, 2007.

Item 1.

(a) Name of Issuer:

Golden Telecom, Inc.

(b) Address of Issuer’s Principal Executive Offices:

Rep. Office Golden TeleServices, Inc., 1 Kozhevnichesky Proezd, Moscow, Russia

Item 2.

(a) Names of Person Filing:

Inure Enterprises Limited

(b) Address of Principal Business Office:

20/1 Ovchinnikovskaya nab., Moscow, 115035, Russia

(c) Citizenship:

Cyprus

(d) Title of Class of Securities:

Common Stock, par value $0.01 per share

(e) CUSIP Number:

38122G107

Item 3. Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c).

Not applicable

Item 4. Ownership.

(a) Amount Beneficially Owned:

3,193,219 shares of common stock, par value $0.01 per share

(b) Percent of Class:

8.0% based upon 39,915,234 shares outstanding as of May 28, 2007

(c) Number of Shares as to Which Person Has Sole Power to Vote or Direct to Vote:

3,193,219

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2007

INURE ENTERPRISES LIMITED

By:/s/ Rena David
Name:	Rena David
Title:	Director

By:/s/ Doxa Pericleous
Name:	Doxa Pericleous
Title:	Director